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                                [SPX Letterhead]



                                           August 7, 2001

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
  Attention:  Peggy Fisher, Esq.
              Assistant Director


        Re:   SPX Corporation
              Registration Statement on Form S-4
              Filed April 16, 2001
              File No. 333-59050

Dear Ms. Fisher:

        SPX Corporation (the "Company"), hereby requests, pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-4, including all exhibits thereto (the "Registration Statement") (Registration Statement No. 333-59050), filed by the Company with the Securities and Exchange Commission (the "Commission") on April 16, 2001. The Registration Statement is being withdrawn because the proposed transaction to which it relates has been terminated. No sales of the securities have been or will be made pursuant to the Registration Statement.

        If you have any questions regarding this request for withdrawal, please contact Troy M. Calkins of Gardner, Carton & Douglas, counsel for the Company, at (202) 408-7139. Please provide Mr. Calkins a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available at (202) 289-1504.

                                                   Very truly yours,

                                                   /s/ Christopher J. Kearney

                                                   Christopher J. Kearney
                                                   Vice President, Secretary
                                                   and General Counsel